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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026.

Commission File Number 001-41670

Apollomics Inc.

Not Applicable

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220, Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐  Form 40-F

Entry into Material Definitive Agreements; Related Party Transactions; Unregistered Sale of Equity Securities

On August 7, 2026, Apollomics Inc. (the “Company”) entered into Subscription Agreements (the “Subscription Agreements”) with certain accredited investors, including certain executive officers and directors of the Company (or their affiliates) (collectively, the “Investors”), for a private placement (the “Private Placement”) of an aggregate of up to 700,001 Class A Ordinary shares, par value $0.01 per share, of the Company (the “Class A Shares”). The Private Placement is expected to close on or about August 14, 2026, subject to customary closing conditions.

The Private Placement comprises:

•

Cash Subscriptions: Cash subscriptions for an aggregate of 533,334 Class A Shares at a purchase price of $15.00 per share, representing aggregate gross cash proceeds to the Company of $8,000,010.00; and

•

Note Conversion: The automatic conversion of the outstanding $2,000,000.00 principal amount of that certain unsecured Convertible Promissory Note, dated March 30, 2026, held by Mr. Hung-Wen (Howard) Chen, the Company’s Chairman and Chief Executive Officer, into 166,667 Class A Shares at a conversion price of $12.00 per share (representing 80% of the cash subscription price). The issuance of the Convertible Promissory Note was previously reported on a Form 6-K filed with the SEC on April 1, 2026.

The participating Investors include certain related parties of the Company as follows:

•

Mr. Hung-Wen (Howard) Chen (the Company’s Chairman and Chief Executive Officer) and/or his affiliates: subscribing for an aggregate of 370,000 Class A Shares (comprising 103,333 cash subscription Class A Shares and 166,667 Class A Shares issued upon the conversion of his Convertible Promissory Note).

•	Mr. Peter Kuan-How Lin (the Company’s Chief Financial Officer): subscribing for 26,667 Class A Shares for a cash purchase price of $400,005.00.

•

Maxpro Investment Co., Ltd. (an affiliate of Mr. Yi-Kuei (Alex) Chen, the Company’s Chief Operating Officer and Director): subscribing for 20,000 Class A Shares for a cash purchase price of $300,000.00.

The remaining 283,344 Class A Shares in the cash subscription tranche are being issued to certain unaffiliated accredited investors.

The securities to be issued and sold under the Subscription Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder, or under any state securities laws. The Company relied on this exemption from registration based in part on representations made by the Investors. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Neither this Report of Foreign Private Issuer on Form 6-K, nor the exhibits attached hereto, is an offer to sell or the solicitation of an offer to buy the securities described herein.

Because Mr. Howard Chen, Mr. Peter Lin, and Maxpro Investment Co., Ltd. are participating in the Private Placement, their respective subscriptions constitute related-party transactions under Nasdaq Rule 5630. The Audit Committee of the Board of Directors, consisting entirely of independent directors, reviewed and recommended these transactions, and the Board of Directors subsequently approved these transactions (with Mr. Howard Chen and Mr. Alex Chen abstaining from the voting on their respective transactions).

The Company intends to use the net cash proceeds for clinical development, working capital, and general corporate purposes. No placement agents or underwriters were utilized in connection with the Private Placement, and no finder’s fees or commissions are payable.

The information contained in this Form 6-K is incorporated by reference into the Company’s registration statements under the Securities Act of 1933, as amended, including its registration statements on Form S-8 (File Nos. 333-272559 and 333-293148) and Form F-3 (File Nos. 333-278430, 333-278431, 333-279549, and 333-294154), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

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EXHIBIT INDEX

Exhibit No.	Description

10.1	Form of Subscription Agreement

99.1	Press Release, dated August 11, 2026

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLLOMICS INC.
(Registrant)
Date August 11, 2026
(Signature)*

/s/ Peter Lin, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

SEC 1815 (07-22)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

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